
14048639

JD
3/19

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
FEB 28 2014
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 68420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Scout Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street ,12th Floor, Suite 1206
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Bleich 646-783-7001
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SaxBST LLP
(Name - *if individual, state last, first, middle name*)

855 Valley Road (Address) Clifton (City) New Jersey (State) 07013 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD
3/21/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bleich , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scout Trading, LLC , as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.



Signature

Michael Bleich

Title

managing member



Notary Public

NICOLE SAUNDERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6253051
Qualified In New York County
My Commission Expires December 19, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital Required by Rule 15c3-1 of the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 28 2014
WASH. D.C.
193
SECTION

Scout Trading, LLC
Statement of Financial Condition
Year Ended December 31, 2013

TABLE OF CONTENTS


SAXBST
ACCOUNTING / TAX / ADVISORY

Independent Auditor's Report

Board of Directors
Scout Trading, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Scout Trading, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scout Trading, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SaxBST LLP

Clifton, New Jersey
February 20, 2014

Scout Trading, LLC

Statement of Financial Condition
December 31, 2013

ASSETS

ASSETS	
Cash and cash equivalents	$ 514,046
Deposits with brokers, dealers, and clearing organizations	9,189,599
Receivables from brokers, dealers, and clearing organizations	7,102,305
Securities owned, at fair value	64,040,650
Prepaid expenses and other current assets	341,462
Furniture, equipment, and leasehold improvements, net	194,038
Due from member	553,996
Security deposits	262,678
TOTAL ASSETS	**$ 82,198,774**

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts payable	$ 186,291
Accrued expenses and other current liabilities	368,414
Notes payable	4,000,000
Securities sold, not yet purchased, at fair value	71,142,956
Total current liabilities	75,697,661
MEMBER'S CAPITAL	6,501,113
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 82,198,774**

See accompanying Notes to Financial Statements.

Scout Trading, LLC

Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business

Scout Trading, LLC ("the Company") is a wholly owned subsidiary of Finch, LLC (the "Parent Company"). The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 (the "Act") and is a member of various exchanges. The Company does not hold customer balances and trades its own funds.

The Company does not hold funds or securities for customers. Accordingly, as of December 31, 2013, the Company claims an exemption from Rule 15c3-3 of the Act based upon paragraph (k)(2)(ii).

Note 2 - Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Codification. The following is a summary of significant accounting policies used in preparing the financial statements:

a. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

b. *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

c. *Deposits with Clearing Organizations*

Deposits with clearing organizations represents cash deposited at three different clearing organizations as security to assure the Company's performance of its obligations under the clearing agreement. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

d. *Receivables/Payables from/to Broker, Dealers, and Clearing Organizations*

These amounts consist primarily of margin balances at clearing organizations. The Company clears certain proprietary transactions through a clearing organization on a fully disclosed basis. The amount receivable from the clearing organization relates to the margin transactions and is owed to the Company from the clearing organization.

Note 2 - Summary of Significant Accounting Policies – Continued

e. Valuation of Investments in Securities and Securities Sold, Not Yet Purchased (Sold Short)

Investments in securities which are listed on a national securities exchange are valued at their last reported sales price as of the valuation date. If no sale price exists on the valuation date, securities will be valued at the last reported bid price if held long or the last reported asked price if held short.

f. Investment Transactions and Investment Income

Investment transactions are recorded on a trade-date basis. Realized gains and losses are recognized based on the first-in, first-out or specific identification method. Unrealized gains and losses are computed as the difference between cost or proceeds and market value of securities held long and short on the financial statement date. Interest income and Company expenses are recorded on an accrual basis.

g. Fair Value Definition and Hierarchy

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment are affected by a wide variety of factors, including type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more than judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Note 2 - Summary of Significant Accounting Policies – Continued

h. Fair Value Valuation Techniques and Inputs Investments in Securities and Securities Sold, Not Yet Purchased (Sold Short)

The fair value of investments in securities and securities sold short that are traded on an exchange are valued at their last reported sales price as of the valuation date. Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in OTC markets and listed for which no sale was reported on that date are generally valued at their last reported "bid" price if held long, and last reported "ask" price if sold short. The Company's securities are actively traded and valuation adjustments are not applied, therefore they are categorized in Level 1 of the fair value hierarchy. There have been no changes in methodologies used as of December 31, 2013.

i. Fair Value Valuation Techniques and Inputs of Futures Contracts

The fair value of futures contracts that are traded on an exchange are valued at their last reported sales price as of the valuation date. Listed futures contracts are generally categorized in Level 1 of the fair value hierarchy. There have been no changes in methodologies used as of December 31, 2013.

j. Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

k. Income Taxes

The Company does not record a provision for U.S. federal, state, or local income taxes because the Parent reports the Company's income or loss on its income tax returns. The Parent files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2013. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months.

Scout Trading, LLC

Notes to Financial Statements
December 31, 2013

Note 2 - Summary of Significant Accounting Policies – Continued

However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state, and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

I. *Subsequent Events*

The Company evaluated subsequent events through February 20, 2014, the date the financial statements were available to be issued.

Note 3 - Fair Value Measurements

The Company's investments recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2g, 2h, and 2i. The following table presents information about the Company's assets measured at fair value:

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Exchange traded funds	$ 31,826,740	$ 31,826,740	$ -	$ -
Common stocks				
Technology	1,923,250	1,923,250	-	-
Consumer services	132,894	132,894	-	-
Finance	412,442	412,442	-	-
Volatility	29,656,447	29,656,447	-	-
Other	88,877	88,877	-	-
	32,213,910	32,213,910	-	-
Securities owned, at fair value	$ 64,040,650	$ 64,040,650	$ -	$ -

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Exchange traded funds	$ (69,435,993)	$ (69,435,993)	$ -	$ -
Common stocks				
Technology	(553,094)	(553,094)	-	-
Consumer non-durables	(51,769)	(51,769)	-	-
Finance	(283,616)	(283,616)	-	-
Volatility	(818,184)	(818,184)	-	-
Other	(300)	(300)		
	(1,706,963)	(1,706,963)	-	-
Securities sold, not yet purchased, at fair value	$ (71,142,956)	$ (71,142,956)	$ -	$ -

Scout Trading, LLC

Notes to Financial Statements
December 31, 2013

Note 4 - Financial Instruments with Off-Balance Sheet Risk and Market Risk

In the normal course of business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold short.

Securities sold short represent obligations of the Company to purchase the security in the market at prevailing prices. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the statement of financial condition.

The Company's investments in securities and cash related to securities sold short are partially restricted until the Company satisfies the obligation to deliver securities sold short.

Market risk represents the potential loss that can be caused by unfavorable movements in interest rates, foreign exchange rates, or market prices of other financial instruments. The Company's investments are exposed to risks associated with the effect of fluctuations in prevailing levels of market interest rates and foreign currency exchange rates on its financial positions and cash flows.

The Company has recorded these obligations in the financial statements at the fair values of the related securities under the caption "Securities sold, not yet purchased, at fair value".

Note 5 - Subordinated Liabilities

Liabilities under the subordination agreement are as follows:

Subordinate note to one of the Company's members at a rate of 10% per annum, due 2014.	$ 4,000,000

The interest expense for the year was $786,110.

The subordinated liability is covered by agreements approved by FINRA and thus is available in computing net capital under Securities and Exchange Commission's uniform net capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be paid.

The Company repaid $5,000,000 of the subordinated debt as well as any unpaid interest on October 8, 2013 to NAYS, LLC.

Note 6 - Due from Member

Due from member represents advances to a Company's member and is due on demand without specific repayment terms.

Note 7 - Retirement Plan

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earnings. Any profit sharing contributions are at the discretion of the member. There were no profit sharing contributions authorized for the year ended December 31, 2013.

Note 8 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements as of December 31, 2013 consisted of the following:

Furniture, equipment, and leasehold improvements	
Equipment	$ 322,369
Furniture and fixtures	51,581
Leasehold improvements	91,746
Total	465,696
Less accumulated depreciation	271,658
Net property and equipment	$ 194,038

Note 9 - Commitments

The Company leases office space for its corporate headquarters which commenced in August 2009. The lease expires on March 31, 2014. The Company signed a new lease for office space for its corporate headquarters pursuant to a ten year lease which commences in March 2014. The Company's rent expense was $200,748 for the year ended December 31, 2013.

The lease requires the following annual payments:

For the Year Ending December 31,	
2014	$ 405,536
2015	450,714
2016	450,714
2017	450,714
2018	450,714
2019 and thereafter	2,536,973
	$ 4,745,365

Starting January 1, 2013, the Company entered into an expense sharing agreement with its parent company in which it pays half of the monthly salaries, payroll taxes, and benefits to its employees. The agreement does not have a termination date. Total shared expenses paid for the year ended December 31, 2013 was $446,291.

Note 10 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the "Rule"), which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2013, the Company had net capital of $8,763,174, which exceeded the minimum regulatory net capital requirement by $8,663,174.